Contact

www.linkedin.com/in/matt-w-9b79812a (LinkedIn)

Top Skills

Animation
After Effects
Computer Animation

Matt W.

Animator and Digital Media Specialist
Fort Wayne

Summary

Boom! Animation believes that story and creativity brings things to life. We work with the client to create high quality 2D and 3D animation. Commercials, Info Graphics, Motion Graphics, Medical, and Social Media are services that Boom! Animation offers clients.

Our goal is to bring large studio quality animation to the Midwest. By offering quality animation at a Midwest price Boom! Animation is a competitive choice for companies that want to save on costs.

Experience

PlayWatch, Inc.
Chief Content Officer
February 2021 - Present (1 year 6 months)
Atlanta, Georgia, United States

Playwatch is a children's streaming media platform focusing on bringing quality cultural, ethical and representational digital content. Our goal is to tell engaging and exciting stories that connect and educate youth all over the world.

Boom! Animation
Chief Executive Officer
April 2020 - Present (2 years 4 months)
Indiana, United States

Boom! Animation believes that story and creativity brings things to life. We work with the client to create high quality 2D and 3D animation. Commercials, Info Graphics, Motion Graphics, Medical, and Social Media are services that Boom! Animation offers clients.

SOCA University of Saint Francis Fort Wayne
Assitant Professor of Animation
August 2011 - March 2020 (8 years 8 months)

Biomet Sports Medicine
3D Animator
September 2008 - August 2011 (3 years)

Huntington University
Adjunct Teacher
2007 - 2011 (4 years)

Cosmic Soup Digital
Multimedia designer
May 2004 - September 2008 (4 years 5 months)

Education

Vermont College of Fine Arts
MFA, Interactive Design · (2011 - 2013)

University of Saint Francis
Ba, Computer Arts · (2000 - 2005)